FLIR Systems, Inc.
27700 SW Parkway Ave.
Wilsonville, OR 97070

June 24, 2013

Ms. Effie Simpson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	FLIR Systems, Inc. Form 10-K for the year ended December 31, 2012 Filed March 1, 2013 File No. 000-21918

Dear Ms. Simpson:

This letter is being submitted in response to the comment letter dated June 17, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced report and schedule. Set forth below are FLIR Systems, Inc.’s (the “Company”) responses to the comments contained in the Staff’s letter. We have included below each of the Staff’s comments immediately preceding our response thereto.

Annual Report on Form 10-K for the year ended December 31, 2012
Liquidity and Capital Resources

1. We note from the disclosure in Note 14 to your financial statements that Unites States income taxes have not been provided on accumulated undistributed earnings of certain subsidiaries outside the United States as the Company currently intends to reinvest the earnings in operations outside the United States indefinitely. We also note that as of December 31, 2012, the cumulative amount of earnings upon which United States income taxes have not been provided is approximately $680 million. We further note from your discussion of liquidity and capital resources on page 34 of MD&A that at December 31, 2012, the Company had $171.4 million of cash at its foreign subsidiaries. Please revise your discussion of liquidity and capital resources in future filings to include a statement indicating that to the extent cash held by foreign subsidiaries was repatriated, the Company would need to accrue and pay related United States income taxes on the repatriated amounts. Also, please include a statement indicating that the Company has no current plans to repatriate such funds.

Company Response:

In future filings, we will include in the liquidity and capital resources portion of the MD&A a statement as to the need for accruing and paying United States income taxes in the event that the Company elects to repatriate foreign earnings and a statement as to our intent on repatriating such earnings. As stated in Note 14 in our 2012 Form 10-K, the Company currently intends to reinvest in operations outside of the United States indefinitely.

Note 17. Operating Segments and Related Information, page 62

2. We note from the disclosure included in Note 17 that as of January 1, 2011, the Company merged the Thermography and Commercial Vision Systems operating segments into the Thermal Vision and Measurement operating segment. We also note that ICx was acquired on October 4, 2011 and ICx operating results for the period from the acquisition date through December 31, 2010 were reported in a separate segment. We further note that effective as of January 1, 2011, ICx results are reported in the Detection and Integrated System segments and a portion is reported in the Surveillance operating segment. With regards to these changes in reportable segments that occurred during 2011, please tell us and revise to clarify whether your segment results for 2010 were restated to conform to the 2011 reorganization of your segments. Refer to the guidance outlined in ASC 280-10-50-34. If not, please explain why.

Company Response:

We understand the guidance outlined in ASC 280-10-50-34 for the restatement of previously reported information when there is a change to the Company’s composition of reportable segments. It is that requirement that caused us to restate our segment information for 2010. We call your attention to Note 17 in the Form 10-K for the year ended December 31, 2011 which contained the following paragraph:

As of January 1, 2011, within the Commercial Systems division, the Company combined its former Thermography and Commercial Vision Systems operating segments into the Thermal Vision and Measurement operating segment. Also on January 1, 2011, within the Government Systems division, certain ICx business units were combined with the legacy Government Systems operating segment to form the Surveillance operating segment. The remaining business units of ICx have been separated into the Detection and Integrated Systems operating segments. Accordingly, the Company has retrospectively reported the December 31, 2010 amounts on a comparable basis.

We would also call your attention to the segment information for the year ended December 31, 2010 that was reported in our Form 10-K for 2010 and the same information reported in our Form 10-K for 2011 and that those amounts were different, reflecting the impact of our restatement of the 2010 financial information. Since this information was disclosed in the 2011 Form 10-K, and per the guidance in ASC 250-10-50, we believed it to be unnecessary to repeat the last sentence from the 2011

Form 10-K shown above in our 2012 Form 10-K. We did, however, leave the remaining language from the 2011 Form 10-K related to the restatement for clarity of the impact of changes in segment reporting for the three year period covered in the 2012 Form 10-K, including the treatment of ICx operations that were acquired in October 2010.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings. We also acknowledge the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FLIR Systems, Inc.

By: /s/ Anthony L. Trunzo
Anthony L. Trunzo
Senior Vice President, Finance and Chief Financial Officer